March 26, 2015

VIA EDGAR AND BY FEDERAL EXPRESS

Mary A. Cole, Esq.

Sheila Stout, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0404

RE:                          TriplePoint Venture Growth BDC Corp.

Registration Statement on Form N-2 (File No. 333-197089)

CIK No. 0001580345

Dear Ms. Cole and Ms. Stout:

On behalf of our client, TriplePoint Venture Growth BDC Corp., a Maryland corporation (the “Company”), set forth below are the Company’s responses to the oral comments of the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”).

1.              Please update the Fees and Expenses table in the Registration Statement initially filed on June 27, 2014 (File Number 333-197089) to take into account the Company’s third quarter 2014 financial results.

The Company acknowledges the Staff’s comment and will revise the Registration Statement in its next amendment to take into account the Company’s third quarter 2014 financial results.

2.              Please indicate if the distributions paid by the Company to date are from realized gains, income or a return of capital.

The Company advises the Staff that the distributions paid by the Company to date are attributable to the Company’s income and not to realized gains or a return of capital.

3.              Please note in future periodic filings that payment-in-kind interest is excluded from the interest rate used in the Company’s schedule of investments.

The Company acknowledges the Staff’s comment and will revise its future periodic filings with the SEC to indicate that payment-in-kind interest is excluded from the interest rate used in the Company’s schedule of investments.

4.              Please include the fair value for each unfunded commitment in accordance with the AICPA Investment Companies Expert Panel January 10, 2006 meeting minutes.

The Company acknowledges the Staff’s comment and will revise its future periodic filings with the SEC to include the fair value for each unfunded commitment in accordance with the AICPA Investment Companies Expert Panel January 10, 2006 meeting minutes.

5.              Please discuss why U.S. Treasury bills are being purchased by the Company at quarter-end and its impact on the Company’s asset coverage test.

The Company purchased U.S. Treasury bills at or near the end of the quarter to satisfy certain regulated investment company diversification tests for U.S. federal income tax purposes under Subchapter M of the Internal Revenue Code of 1986, as amended, and not for the purpose of having any, and do not have any, impact on the Company’s asset coverage test.

6.              In future periodic filings please include the rate and maturity date of the U.S. treasuries in the Company’s schedule of investments.

The Company acknowledges the Staff’s comment and will revise its future periodic filings with the SEC to include the rate and maturity date of the U.S. treasuries in the Company’s schedule of investments.

7.              Please clarify why the incentive fee payable under the Investment Advisory Agreement is not included as an expense in the first example demonstrating the projected dollar amount of total cumulative expenses over various periods on page 28 under the caption “Fees and Expenses.”

The Company advises the Staff that the incentive fee payable under the Investment Advisory Agreement is not included as an expense because the referenced example assumes a 5% annual return.  As noted in the Registration Statement and pursuant to the Investment Advisory Agreement, an incentive fee from investment income is only payable by the Company in the event that the Company’s pre-incentive fee net investment income for a quarter exceeds a hurdle rate of 2.0% (which is 8.0% annualized) of its net assets at the end of the immediately preceding calendar quarter.

8.              Please explain whether the interest rate on a delayed draw credit agreement is fixed at the time the agreement is entered into or floats until the time of funding, at which time it becomes fixed.

The Company advises the Staff that the delayed draw credit agreements specify that the interest rate on any advance is a fixed spread over an index (generally the prime rate) at the time the advance is made (not at the time the agreement is entered into). Most of the Company’s advances then fix the interest rate at the time the advance is made, although some continue to float as the index changes thereafter.

9.              Please provide the accounting basis for treating the liability associated with unfunded commitments as equal to the fair value of the warrants and/or fees received to enter into the related delayed draw credit agreement.

The Company advises the Staff that ASC 820 35-2 defines fair value as the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the Company enters into a commitment, the terms of the commitment include a number of factors such as interest rates, warrants, and fees. These are all components of the return that the Company ultimately expects to earn on the loans. To the extent the Company receives some or all of the warrants and/or fees at time of the commitment, the fair value of those amounts typically approximate the Company’s estimate of the fair value of the unfunded commitment at the initial measurement date, as the warrants and/or fees are a part of the overall consideration of the return on the loan and would work in conjunction with the loan’s interest rate. For example, a loan may receive a lower interest rate in exchange for more warrants. At subsequent measurements dates (i.e., quarter ends), an orderly transfer of the commitments would primarily include the interest rate and credit standing of the potential borrower and market participants would consider both the terms of the outstanding commitments. Thus, at subsequent measurement dates, the Company looks at the value of the unfunded commitments as the amounts it would have to provide for others to take on the commitment. The fair values of the warrants and fees at subsequent dates would not necessarily reflect the fair values of unfunded commitments at subsequent measurement dates as, particularly for the warrants, other factors would be evaluated in determining a fair values.

10.       Please indicate whether the warrants and fees and unfunded commitments valued as one unit or separately for purposes of determining and updating fair value.

The Company advises the Staff that warrants, fees, and unfunded commitments are each valued separately for determining and updating fair value.

The Company further advises the Staff that warrants are reported as assets and are included in its schedule of investments.  If any fees were received, they would be included in the Company’s cash balance. Unfunded commitments are generally reported as a liability.  Each of these (warrants, fees, and unfunded commitments) is separate and apart from the other from a legal and accounting standpoint. For example, a warrant can be sold without necessitating the sale of the related unfunded commitment.

11.       In future periodic filings please identify the income that is included as part of the “Other Income” line item in the Company’s consolidated statement of operations.

The Company acknowledges the Staff’s comment and will revise its future periodic filings with the SEC to identify the income that is included as part of the “Other Income” line item in the Company’s consolidated statement of operations

The Company respectfully informs the Staff that upon completion of the offering and receipt of the proceeds therefrom, the Company will have segregated liquid assets for the full notional amount of its commitments that it does not treat as senior securities and will have full asset coverage for its senior securities, including the notional amount of commitments that it treats as senior securities.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8332 or Clifford R. Cone at 212-878-3180.

Very truly yours,

/s/ Andrew S. Epstein
Andrew S. Epstein

cc:                                TriplePoint Venture Growth BDC Corp.

James P. Labe

Sajal K. Srivastava

Clifford Chance US LLP

Clifford R. Cone